SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,947,663 Net interest income 513,634 Loans and accounts receivables from customers and banks, net 39,785,997 Net fee and commission income 148,251 Loans and accounts receivables from customers at fair value, net 108,132 Result from financial operations 71,216 Financial instruments 8,884,654 Total operating income 733,101 Financial derivative contracts 11,550,458 Provision for loan losses (139,501) Other asset ítems 4,782,519 Support expenses (239,963) Total assets 67,059,423 Other results (19,103) Income before tax 334,534 Principal liabilities MCh$ Income tax expense (52,797) Deposits and other demand liabilities 13,301,733 Net income for the period 281,737 Time deposits and other time liabilities 17,305,983 Issued debt and regulatory capital instruments 10,230,369 Attributable to: Financial derivative contracts 11,799,315 Equity holders of the Bank 277,797 Other liabilities ítems 9,852,141 Non-controlling interest 3,940 Total equity 4,569,882 Total liabilities and Equity 67,059,423 Equity attributable to: Equity holders of the Bank 4,462,714 Non-controlling interest 107,168 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of March 31, 2025 The principal balances and results accumulated for the period ending March 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.947.663
Créditos y cuentas por cobrar a clientes y bancos	39.785.997
Créditos y cuentas por cobrar a clientes a valor razonable	108.132
Instrumentos financieros	8.884.654
Contratos de derivados financieros	11.550.458
Otros rubros del activo	4.782.519
Total Activos	**67.059.423**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.301.733
Depósitos y otras captaciones a plazo	17.305.983
Instrumentos de deuda y capital regulatorio emitidos	10.230.369
Contratos de derivados financieros	11.799.315
Otros rubros del pasivo	9.852.141
Total patrimonio	4.569.882
Total Pasivos y Patrimonio	**67.059.423**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.462.714
Interés no controlador	107.168

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	513.634
Ingresos netos de comisiones	148.251
Resultado de operaciones financieras	71.216
Total ingresos operacionales	**733.101**
Gasto de pérdidas crediticias	(139.501)
Gastos de apoyo	(239.963)
Otros resultados	(19.103)
Resultado antes de impuesto	**334.534**
Impuesto a la renta	(52.797)
Utilidad consolidada del periodo	**281.737**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	277.797
Interés no controlador	3.940

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?